SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

November 7, 2006

Commission File Number: 333-130901

MACRO BANSUD BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO ANNOUNCES RESULTS FOR THE
THIRD QUARTER OF 2006

Buenos Aires, Argentina, November 7, 2006 – Banco Macro S.A. (NYSE: BMA; Buenos Aires: BMA) (“Banco Macro” or “BMA”) announced today its results for the third quarter period ended September 30, 2006 (“3Q06”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

SUMMARY

•	The Bank’s net income totalled $106 million in 3Q06. This result was 63% higher than 3Q05’s $65 million and 7% higher than 2Q06’s $99 million. The annualized ROE for the quarter was 21.0%.

•

Loans to the private sector also showed significant growth, with an organic growth of 10% QoQ and 87% YoY. Had we included Nuevo Banco Bisel (NBB), private loans growth was 27% QoQ and 116% YoY. Personal loans which represent a strategic product for the Bank, once again led private loan portfolio growth.

•

Total deposits showed an organic growth of 6.5% QoQ and 28.5% YoY. Had we included Nuevo Banco Bisel (NBB), total deposits grew 25% in the quarter and 51% YoY. The quarterly growth was fuelled by private sector deposits which climbed 28%.

•

In the quarter, the Bank’s solvency continued at strong levels since the Bank has a capital excess of 228% or $1,462 million compared with regulatory levels. Once again, this demonstrated one of Banco Macro’s strengths. The bank’s liquidity also remained high with a ratio of liquid assets to deposits at 59%.

•

Although the Bank incorporated NBB’s credit portfolio, which had slightly worse asset quality than Banco Macro’s, consolidated non-performing credit portfolio remained at 2.3%, showing the strong performance of the Bank in this area. The coverage ratio was 146.4% in the quarter.

RESULTS

Earnings per share in the 3Q06 reached $0.15, 7% higher than 2Q06’s and 36% higher compared to 3Q05’s $0.11 per share.

	MACRO consolidated

EARNINGS PER SHARE	III 05	IV 05	I 06	II 06	III 06

Net income (M $)	65	75	73	99	106
Average shares outstanding (M)	609	609	616	684	684
Book value per share ($)	2.32	2.45	3.30	3.01	3.17
Earnings per share ($)	0.11	0.12	0.12	0.14	0.15

Banco Macro’s 3Q06 net income climbed to $106M, which represents a 63% jump compared to the same period of 2005 level of $65 million and 7% higher than the previous quarter’s performance.

	MACRO consolidated
INCOME STATEMENT In MILLION $
	III 05	IV 05	I 06	II 06	III 06

Net financial income	122	142	135	175	211
Provision for loan losses	-23	-13	-9	-14	-19
Net fee income	63	68	71	77	97
	162	197	197	238	289
Administrative expense	-110	-128	-128	-145	-169
	52	69	69	93	120
Minority interest					-2
Net other income	24	29	13	16	15
Earnings before income tax	76	98	82	109	133
Income tax	-11	-23	-9	-10	-27
NET INCOME	65	75	73	99	106

The Bank’s financial income of $318 million in 3Q06 increased 64% or $124 million YoY and 22% or $57 million QoQ. Had we excluded NBB, the Bank’s financial income growth would have been 43% YoY and 6% QoQ.

In the quarter, interests on loans continued to represent 50% of total financial income, increasing 29% QoQ and 118% YoY, hand in hand with the Bank’s private sector loan portfolio performance (please refer to Private Sector financing). Without considering NBB, Banco Macro’s interests on loans would have grown 6% QoQ and 42% YoY.

3Q06 Results	Page 2 of 20

Results generated by public and private securities climbed 29% QoQ and 130% YoY. This segment represented 31% of the Bank’s financial income, mainly fuelled by the Bank’s LEBAC and NOBAC portfolio. Without considering NBB, public and private securities income would have increased 3% QoQ and 82% YoY.

Finally, CER-adjusted income declined 21% QoQ and 70% YoY. Had we excluded NBB, CER-adjusted income would have decreased 37% QoQ and 76% YoY. The lower levels in the quarter were principally due to the CPI evolution which was directly related to the inflation index (3Q06 CER index was 1.65% while in prior quarter it was 2.65%).

	MACRO consolidated
FINANCIAL INCOME In MILLION $
	III 05	IV 05	I 06	II 06	III 06

Interest on cash and due from banks	2	2	2	2	4
Interest on loans to the financial sector	2	2	3	4	4
Interest on overdrafts	14	15	16	24	37
Interest on documents	8	10	10	10	15
Interest on mortgages	7	10	9	11	13
Interest on pledges	7	8	9	10	12
Interest on credit cards	5	5	5	7	8
Interest on other loans	30	36	45	57	70
Interest on other receivables from financial intermediation	4	4	4	3	4
Income from government & private securities (1)	43	64	50	77	99
Net income from options	0	0	0	0	1
Results of guaranteed loans	6	7	6	7	8
CER adjustment (2)	50	30	29	19	15
CVS adjustment	0	1	0	0	0
Other	16	24	23	30	28
Total financial income	194	218	211	261	318
(1) Income from government & private securities
LEBAC / NOBAC	70	45	57	61	79
Other	-26	18	-6	16	20
TOTAL	43	64	50	77	99
(2) CER adjustment
CER other bonds	13	7	2	0	0
Guaranteed loans	16	20	20	14	11
CER compensation bond	14	1	0	0	0
Loans to the private sector	4	2	6	0	3
Other	3	0	1	5	1
TOTAL	50	30	29	19	15

Banco Macro’s 3Q06 financial expenses of $107 million were up 49% (or $35 million) YoY and 24% (or $ 21 million) QoQ. If we had excluded NBB, the Bank’s financial expenses would have grown 34% and 12%, respectively.

In addition, interest on deposits grew 44% QoQ and 142% YoY.  This increase can be traced to a 25% increase in deposits and an increase in CDs’ interest rates in Argentina’s banking system during the last six months. Without NBB, Banco Macro’s interest on deposits would have climbed 35% QoQ and 123% YoY.

3Q06 Results	Page 3 of 20

Finally, expenses originated by CER-adjustments decreased 36% QoQ and 65% YoY. If we had not included NBB, CER-adjusted expenses would have declined 58% QoQ and 77% YoY. The quarterly decrease was originated due to several factors: a 41% decline in CER-adjusted deposits, lower CER-adjusted overdrafts and the slowdown of Argentina’s CPI index.

	MACRO consolidated
FINANCAL EXPENSES In MILLION $
	III 05	IV 05	I 06	II 06	III 06

Interest on checking accounts	1	1	1	2	3
Interest on saving accounts	1	1	2	1	2
Interest on time deposits	29	33	36	49	70
Interest on other liabilities from financial intermediatio	3	3	4	3	4
Other Interest	3	4	3	3	5
CER adjustments (3)	26	24	19	14	9
Other	9	10	11	14	14
Total Financial Expenses	72	76	76	86	107
(3) CER adjustments
Time deposits CER adjusted	15	17	10	7	3
Advance for Boden purchase	7	6	7	6	3
Other	4	1	2	1	3
TOTAL	26	24	19	14	9

During 3Q06, Banco Macro’s net fee income of $97 million rose by 54% from last year’s level of $63 million and climbed by 26% QoQ.  If we had not included NBB in our analysis, net fee income would have grown by 38% YoY and 12% QoQ.

As we can see in the following table, all line items showed an increase in fee income with deposit accounts and other service income fees showing the highest increase in fee income.

	MACRO consolidated
NET FEE INCOME In MILLION $
	III 05	IV 05	I 06	II 06	III 06

Fee charges on deposit accounts	51	56	57	65	81
Debit and credit card income	14	3	7	10	11
Other fees related to foreign trade	3	3	3	3	3
Credit-related fees	5	6	6	7	8
Lease of safe-deposit boxes	1	2	2	2	2
Other	4	15	14	11	18
Total fee income	78	85	89	98	123
Total fee expenses	15	17	18	21	26
Net fee income	63	68	71	77	97

3Q06 Results	Page 4 of 20

In 3Q06, Banco Macro’s administrative expenses of $169 million grew by 17% compared to the previous quarter’s level of $145 million.  Had we excluded NBB from our comparison, administrative expenses would have barely increased by 1%.

On a YoY basis, the Bank’s administrative expenses increased by 54%. This can be traced to salary adjustments, the increase in the number of employees (as a result of the recent acquisitions) and to higher operating expenses due to the larger number of branches being managed. Had we excluded NBB, SG&A expenses would have grown by 33% YoY.

Although NBB’s efficiency levels are not as healthy as Banco Macro’s, the consolidated efficiency ratio was 54.7% in 3Q06 showing a quarterly and annual improving performance.

	MACRO consolidated
ADMINISTRATIVE EXPENSES In MILLION $
	III 05	IV 05	I 06	II 06	III 06

Personnel expenses	63	75	79	82	103
Fees to directors & statutory auditors	2	2	2	7	3
Other profesional fees	7	9	8	10	10
Advertising & publicity	7	9	5	8	9
Taxes	1	1	2	2	2
Other operating expenses	26	28	29	31	37
Other	4	4	3	5	4
Total Administrative Expenses	110	128	128	145	169
Total Employees	4,851	5,054	5,051	5,570	7,244
Branches	245	252	253	279	437

The Bank’s net other income totalled $15 million in 3Q06, mainly fuelled by the $18 million of Bansud’s goodwill amortization.

FINANCIAL ASSETS

Private sector financing

The volume of “core” financing to the private sector continued growing at attractive rates (27% QoQ and 116% YoY), netting the effects related to the Bank’s liquidity management policy (advances to corporates) and adding the Bank’s personal trust portfolio. It is worth mentioning that excluding the NBB portfolio, “core” financing to the private sector would have grown 10% QoQ and 87% YoY.

The expansion of the Bank’s lending portfolio was principally driven by consumer loans (which were up 32% QoQ and 200% YoY – excluding NBB, 24% and 182%, respectively), by overdrafts (21% QoQ and 155% YoY – excluding NBB, 23% y 62%, respectively), and by medium-term loans (included in the account “Others”, which were up 18% QoQ and 103% YoY, and without NBB, 10% and 90%, respectively).

3Q06 Results	Page 5 of 20

Moreover, credit card loans continued showing high growth rates of 48% QoQ and 154% YoY (without NBB, 7% y 84%, respectively).  Finally, loans with mortgage guarantees also evolved favorably (up 20% QoQ and 70% YoY) mainly due to NBB’s portfolio.

PRIVATE SECTOR LOAN PORTFOLIO In MILLION $	MACRO consolidated

	III 05	IV 05	I 06	II 06	III 06	III 06/ II 06	II 06/ II 05

Overdrafts (total)	451	433	455	948	1,150	21%	155%
Overdrafts	269	300	313	344	552
AAA (liquidity administration)	182	133	142	604	598
Discounted documents	311	434	348	382	510	33%	64%
Mortgages	245	298	295	347	417	20%	70%
Pledges	196	230	245	256	299	17%	52%
Consumer	368	477	587	834	1,104	32%	200%
Credit Cards	178	241	274	306	453	48%	154%
Others	578	779	869	996	1,172	18%	103%
Interests, adjustments and other	54	56	64	73	95	30%	76%
Allowances	-186	-248	-190	-178	-216	21%	16%
Total loans	2,195	2,700	2,947	3,964	4,984	26%	127%
Financial trusts	235	288	357	391	404	3%	72%
Leasing	101	145	173	204	252	24%	150%
Total credit to the private sector	2,531	3,133	3,477	4,559	5,640	24%	123%
Total credit w/o liquidity administration	2,349	3,000	3,335	3,955	5,042	27%	115%
Banco Macro personal trust	46	51	122	126	132	5%	187%
Fin. w/o liq. adm & w/Trust	2,395	3,051	3,457	4,081	5,174	27%	116%

PUBLIC SECTOR ASSETS

Banco Macro’s public sector assets increased by 15% in the quarter explained by the incorporation of NBB’s securities portfolio (LEBAC and NOBAC holdings increased 35% QoQ). We would like to highlight that excluding NBB, public sector assets would have decreased 16% QoQ.

However, the Bank’s public sector assets (net of LEBAC / NOBAC) to total assets ratio narrowed 3 percentage points QoQ to 10%, which is the lowest level reported the Bank since the 2001/02 crisis even though Banco Macro has bought four different banks.

3Q06 Results	Page 6 of 20

	MACRO consolidated
PUBLIC SECTOR ASSETS In MILLION $
	III 05	IV 05	I 06	II 06	III 06	Val

LEBAC / NOBAC B.C.R.A.	2,382	2,240	1,643	1,880	2,533	MV
Secured bonds	385	198	0	32	29	MV
Compensation receivable bond	8	106	0	0	0	TV
Other	300	161	308	465	317	MV
Government securities	3,075	2,705	1,951	2,377	2,879
Guaranteed loans	601	642	629	615	780	A3911
Provincial loans	5	4	2	1	1	PV
Government securities loans	55	57	92	56	39	MV
Loans	661	703	723	672	820
Compensation to be received	147	0	0	8	0	TV
Purchase of government bonds	248	246	198	287	175	MV
Other receivables for financial intermediation	395	246	198	295	175
Boden purchased from clients (Swap II)	0	2	0	0	0	MV
Boden 2005, 2007, 2008, 2012 & 2013 to collect	26	16	26	25	16	MV
Other receivables	26	18	26	25	16
TOTAL ASSETS	4,157	3,672	2,898	3,369	3,890
TOTAL LIABILITIES	986	888	920	928	727
Net exposure	3,171	2,784	1,978	2,441	3,163
TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC)	1,775	1,432	1,255	1,489	1,357
TOTAL PUBLIC SECTOR ASSETS (net of LEB / NOB) / T. A.	19%	15%	13%	13%	10%
Net exposure (net of LEB/NOB) / TOTAL ASSETS	9%	6%	3%	5%	5%

FUNDING

Banco Macro’s deposit base grew by 25% QoQ and 51% YoY.  Excluding NBB, deposits grew 6.5% QoQ and 28.5% YoY.

Private sector deposits grew 28% or $1,803 million QoQ (NBB contributed with $1,430 million). In this three-month period, savings accounts grew by 37% (6% excluding NBB), and checking accounts rose by 35% (6% excluding NBB). Time deposits were up $882 million (or 24%), or $250 million if we excluded NBB.

On a yearly basis, sight deposits rose by 71% while time deposits climbed by 42%. Had we excluded NBB, sight and CDs would have grown by 33% and 22%, respectively.

Time deposits to total deposits ratio was 47%, slightly lower than last year’s level of 50%.

3Q06 Results	Page 7 of 20

	MACRO consolidated
DEPOSITS In MILLION $
	III 05	IV 05	I 06	II 06	III 06	III 06/ II 06	III 06/ III 05

Public sector	929	823	659	1,328	1,452	9%	56%
Financial sector	5	5	6	6	11	73%	107%
Private sector	5,487	5,737	5,781	6,422	8,225	28%	50%
Current accounts	1,005	1,036	1,150	1,235	1,668	35%	66%
Savings accounts	934	1,101	1,040	1,189	1,624	37%	74%
Time deposits	3,185	3,222	3,257	3,632	4,514	24%	42%
Other	363	378	334	366	419	15%	16%
TOTAL	6,421	6,565	6,446	7,756	9,688	25%	51%

Other sources of funds

The Bank’s other sources of funds increased by 12.5% QoQ or 5.4% if we excluded NBB.

In August 2006, Suquía and Bisel paid the monthly rediscount for BODEN acquisition instalment of $32.8 million and $31.2 million, respectively, to the Central Bank.

It must be mentioned that on September 2006, Bisel pre-cancelled its liquidity rediscount of $149.5 million with the Central Bank.

	MACRO consolidated

OTHER SOURCES OF FUNDING	III 05	IV 05	I 06	II 06	III 06

Central Bank	211	217	223	230	375
Banks and international institutions	149	159	160	164	180
Financing received from Argentine financial institutions	74	42	43	44	47
Subordinated corporate bonds	16	12	12	13	57
Shareholders' equity	1,414	1,490	2,032	2,062	2,168
Total Funding	1,864	1,920	2,470	2,513	2,827

LIQUID ASSETS

The Bank’s liquid assets increased by $920 million QoQ chiefly due to the incorporation of NBB’s liquid assets of $1,490 million, which were partially offset by the reduction in triple A corporate loans and in the Bank’s LEBAC / NOBAC portfolio.

Banco Macro’s liquid assets to deposits ratio of 59% continued to be one of the most conservative among Argentina’s banking sector. On a quarterly basis, this ratio narrowed from 62% mainly due the increase in the deposit base attributed to the acquisition of NBB.

3Q06 Results	Page 8 of 20

LIQUID ASSETS In MILLION $	III 05	IV 05	I 06	II 06	III 06

Cash	1,365	1,189	2,127	1,783	2,050
Guarantees for compensating chambers	86	95	97	123	139
Loans to AAA companies	182	133	142	604	598
Call	97	81	103	115	237
Repos	196	61	90	218	28
LEBAC / NOBAC	2,389	2,463	1,688	1,975	2,686
TOTAL	4,315	4,022	4,247	4,818	5,738
Liquid assets to total deposits	67%	61%	66%	62%	59%

SOLVENCY

As in previous quarters, the Bank continued showing a high level of solvency, with an excess capital of $1,462 million (228% over $642 million capital requirement).

In 3Q06, there was a 20% increase in the Bank’s credit risk capital requirement, mainly related to the Bank’s loan portfolio growth (organic growth and the acquisition of NBB).

	MACRO consolidated
MIN.CAP.REQUIREMENT In MILLION $
	III 05	IV 05	I 06	II 06	III 06

Credit requirements	217	330	379	487	582
Market risk requirements	18	21	21	51	56
Interest rate risk requirements	25	15	46	8	4
Computable Capital	955	1,492	1,946	2,012	2,104
Excess capital	695	1,126	1,500	1,466	1,462

ASSET QUALITY

Banco Macro continued improving its asset quality ratios, being one of the best asset quality banks in Argentina.

Non-performing financing to total financing ratio was 2.3% in 3Q06. The coverage ratio was 146%. The Bank’s asset quality performance has not been affected by the incorporation of NBB although NBB had a slightly worse asset quality performance than Banco Macro.

3Q06 Results	Page 9 of 20

	MACRO consolidated
ASSET QUALITY In MILLION $
	III 05	IV 05	I 06	II 06	III 06

Commercial portfolio	2,139	2,503	2,700	3,422	4,088
Irregular	73	133	84	62	79
Consumer portfolio	1,258	1,574	1,764	2,138	2,900
Irregular	52	75	62	67	82
Total portfolio	3,397	4,077	4,464	5,560	6,988
Irregular	125	208	146	129	161
Irregular / total portfolio	4%	5%	3%	2%	2%
Total provisions	200	266	209	198	236
Coverage ratio	160%	128%	143%	153%	146%

CER EXPOSURE AND FOREIGN CURRENCY POSITION

CER EXPOSURE In MILLION $	II 06	III 06

CER adjustable ASSETS
Government securities	210	309
Guaranteed loans	617	779
Loans to the private sector	99	139
Other loans	75	80
Loans	791	998
Leasing	1	5
Other loans	10	10
Total CER adjustable assets	1,012	1,322
CER adjustable LIABILITIES
Deposits	262	155
Other liabilities for financial intermediation	269	415
Subordinated debt	7	6
Total CER adjustable liabilities	538	576
NET ASSET CER EXPOSURE	474	746

3Q06 Results	Page 10 of 20

	MACRO consolidated
FX CURRENCY POSITION
In MILLION $	III 05	IV 05	I 06	II 06	III 06

Cash	579	692	818	629	746
Government Securities	243	232	211	492	371
Loans	295	542	583	658	810
Other receivables from financial intermediation	353	355	337	545	298
Other Loans	13	12	11	12	12
Other assets	0	0	0	6	2
TOTAL ASSETS	1,483	1,833	1,960	2,342	2,239
Deposits	868	1,093	1,333	1,399	1,665
Other liabilities from financial intermediation	374	393	441	677	443
Other liabilities	1	3	5	3	4
Other	0	0	6	6	50
TOTAL LIABILITIES	1,243	1,489	1,785	2,085	2,162
NET FX POSITION	240	344	175	257	77

RELEVANT AND RECENT EVENTS AND RECENT EVENTS

•

In August 11, 2006, Banco Macro S.A. and Nuevo Banco Suquia S.A. formalized the acquisition of 77% and 23% respectively, of the common shares and the voting rights of Nuevo Banco Bisel S.A. The same day, the banks made capital contributions of $639 million and $191 million, respectively to NBB, as it was established in the bidding for NBB. Finally, Banco Macro and Suquía have recorded a positive goodwill of $51 million and $15 million, respectively, in this transaction.

NBB has 158 branches, with a strong presence in the central region of Argentina, particularly in the agricultural sector. These branches represent an excellent complement to Banco Macro’s and NBS’s branch network.

•

In September, Banco Macro acquired 9,192 class “C” shares of Banco del Tucumán S.A. which represents 4.18% of capital stock. During October 2006, Banco Macro acquired an additional 0.52% of Banco del Tucumán S.A. capital stock, composed of class “C” shares. Banco Macro’s current holding of Banco del Tucumán is 79.7%.

•	In August 2006, Suquía and Bisel paid the monthly rediscount for Boden acquisition instalment of $32.8 million and $31.2 million, respectively, to the Central Bank.

•	In September 2006, Bisel pre-cancelled its liquidity rediscount of $149.5 million with the Central Bank.

•	In September 2006, Fitch Argentina upgraded Banco Macro’s short - and long - term debt rating to A1+ from A1 and to AA from AA-, respectively.

3Q06 Results	Page 11 of 20

•	On September 1, 2006, Banco Macro’s General Shareholders Meeting approved a Global Corporate Bond Program up to USD400 million (four hundred million US dollars).

•	The Comisión Nacional de Valores (CNV) has approved the change in the company name to Banco Macro S.A., which has been registered at the Inspección General de Justicia.

•

The AFIP and other public entities have had differing interpretations about the effects of the pesification and CER-adjustments on guaranteed loans.  In August 2006, the Executive Power signed a Decree (1,035/06) whereby it stated that pesification and CER-adjustments on guaranteed loans should be treated on an accrual basis.  Therefore, the Bank and its subsidiaries included a higher income tax provision in the quarter based on the pesification and CER-adjusted guaranteed loans.

QUARTERLY CONFERENCE CALL

A conference call to discuss this press release will be held tomorrow November 8, 2006 at 2:00p.m.  Buenos Aires time (12:00 p.m., New York time), with the presence of Jorge Pablo Brito (Board member), Guillermo Goldberg (Deputy General Manager) and Jorge Scarinci, Financial Manager and Chief Investor Relations Officer. Dial in information:

(800) 418-7236 (Within the U.S.)

(973) 935-8757 (Outside the U.S.)

Conference ID: 8074428

3Q06 Results	Page 12 of 20

DISCLAIMER

This press release includes forward-looking statements.  We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business.  Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking, financial services and related; deterioration in regional and national  business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements.  Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition.  Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this prospectus because of new information, future events or other factors.  In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro’s financial condition and results of operations as of and for the period indicated.  For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gov.ar), Securities and Exchange Commission (www.sec.gov), Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and New York Stock Exchange (www.nyse.com).  In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish.  Consequently, any matters of interpretation should be referred to the original version in Spanish.

INVESTOR RELATIONS CONTACTS:

In Buenos Aires:
Jorge Scarinci, CFA
Financial and IR Manager
Tel: +5411-5222-6730
E-mail: investorelations@macrobansud.com.ar
Visit the Bank’s website at http://www.macrobansud.com.ar

In New York:
Melanie Carpenter or Peter Majeski
i-advize Corporate Communications, Inc.
Tel: +212-406-3690
E-mail: macro@i-advize.com

3Q06 Results	Page 13 of 20

          BALANCE

	MACRO consolidated
BALANCE SHEET
In MILLION $	III 05	IV 05	I 06	II 06	III 06

ASSETS	9,226	9,488	9,828	11,496	13,578
Cash	1,365	1,189	2,127	1,783	2,050
Government Securities	3,158	2,992	2,124	2,685	3,227
Loans	2,899	3,427	3,680	4,696	6,005
To the non-Financial Government Sector	607	645	631	617	784
To the Financial Sector	97	81	103	115	237
To the non-financial private sector	2,195	2,701	2,946	3,964	5,200
-Overdrafts	451	433	455	948	1,150
-Discounted documents	311	434	348	382	510
-Mortgages	245	298	295	347	417
-Pledges	196	230	245	256	299
-Consumer	368	477	587	834	1,104
-Credit cards	178	241	274	306	453
-Other	578	779	869	996	1,172
- Less: int. doc., cotiz dif.	54	57	63	73	95
- Provisions	-186	-248	-190	-178	-216
Other receivables from financial intermediation	1,104	1,080	1,066	1,428	1,153
Investments in other companies	13	14	14	14	15
Other receivables	160	172	175	157	186
Other assets	527	614	642	733	942
LIABILITIES	7,812	7,998	7,796	9,434	11,410
Deposits	6,421	6,565	6,446	7,756	9,688
From the non-financial government sector	929	823	659	1,328	1,452
From the financial sector	5	5	6	6	11
From the non-financial private sector	5,487	5,737	5,781	6,422	8,225
-Checking accounts	1,005	1,036	1,150	1,235	1,668
-Savings accounts	934	1,101	1,040	1,189	1,624
-Time deposits	3,185	3,222	3,257	3,632	4,514
-Other	363	378	334	366	419
Other liabilities from financial intermediation	1,135	1,143	1,064	1,418	1,352
Subordinated corporate bonds	16	12	12	13	57
Other liabilities	240	278	274	247	313
STOCKHOLDERS’ EQUITY	1,414	1,490	2,032	2,062	2,168
LIABILITIES + STOCKHOLDERS´ EQUITY	9,226	9,488	9,828	11,496	13,578

3Q06 Results	Page 14 of 20

	SUQUIA
BALANCE SHEET
In MILLION $	III 05	IV 05	I 06	II 06	III 06

ASSETS	2,796	2,855	3,034	3,277	3,386
Cash	397	406	625	468	514
Government Securities	940	1,105	955	974	831
Loans	1,078	1,154	1,210	1,526	1,580
To the non-Financial Government Sector	236	243	249	227	229
To the Financial Sector	10	0	26	48	25
To the non-financial private sector	832	911	935	1,251	1,369
-Overdrafts	203	153	121	263	213
-Discounted documents	118	122	128	141	152
-Mortgages	144	158	165	169	176
-Pledges	138	163	172	180	175
-Consumer	74	91	107	129	159
-Credit cards	55	79	91	98	110
-Other	136	149	156	276	347
- Less: int. doc., cotiz dif.	34	36	37	38	37
- Provisions	-70	-40	-42	-43	-43
Other receivables from financial intermediation	267	40	77	117	51
Investments in other companies	0	0	0	0	185
Other receivables	33	37	31	41	42
Other assets	81	113	136	151	183
LIABILITIES	2,397	2,383	2,515	2,703	2,753
Deposits	2,009	2,070	2,156	2,296	2,437
From the non-financial government sector	3	1	2	3	2
From the financial sector	3	3	3	3	3
From the non-financial private sector	2,003	2,066	2,151	2,290	2,432
-Checking accounts	509	522	549	586	606
-Savings accounts	376	410	417	449	444
-Time deposits	927	948	1,020	1,099	1,224
-Other	191	186	165	156	159
Other liabilities from financial intermediation	348	256	297	349	257
Subordinated corporate bonds	0	0	0	0	0
Other liabilities	40	57	62	58	59
STOCKHOLDERS’ EQUITY	399	472	519	574	633
LIABILITIES + STOCKHOLDERS´ EQUITY	2,796	2,855	3,034	3,277	3,386

3Q06 Results	Page 15 of 20

	NBB
BALANCE SHEET
In MILLION $	II 06	III 06

ASSETS	1,934	2,633
Cash	249	308
Government Securities	594	895
Loans	835	1,145
To the non-Financial Government Sector	172	175
To the Financial Sector	27	70
To the non-financial private sector	665	929
-Overdrafts	198	418
-Discounted documents	95	111
-Mortgages	67	66
-Pledges	47	50
-Consumer	49	67
-Credit cards	116	124
-Other	72	72
- Less: int. doc., cotiz dif.	21	21
- Provisions	-29	-29
Other receivables from financial intermediation	64	144
Investments in other companies	1	1
Other receivables	19	16
Other assets	172	124
LIABILITIES	1,811	1,761
Deposits	1,345	1,431
From the non-financial government sector	13	14
From the financial sector	6	4
From the non-financial private sector	1,326	1,413
-Checking accounts	348	354
-Savings accounts	343	359
-Time deposits	561	631
-Other	74	69
Other liabilities from financial intermediation	419	299
Subordinated corporate bonds	0	0
Other liabilities	47	31
STOCKHOLDERS´ EQUITY	123	872
LIABILITIES + STOCKHOLDERS´ EQUITY	1,934	2,633

3Q06 Results	Page 16 of 20

RESULTS

	MACRO consolidated
INCOME STATEMENT
In MILLION $	III 05	IV 05	I 06	II 06	III 06

Financial income	194	218	211	261	318
Interest on cash and due from banks	2	2	2	2	4
Interest on loans to the financial sector	2	2	3	4	4
Interest on overdrafts	14	15	16	24	37
Interest on documents	8	10	10	10	15
Interest on mortgages	7	10	9	11	13
Interest on pledges	7	8	9	10	12
Interest on credit cards	5	5	5	7	8
Interest on other loans	30	36	45	57	70
Income from government & private securities	43	64	50	77	99
Net income from options	0	0	0	0	1
Results of guaranteed loans	6	7	6	7	8
Interest on other receivables from fin. intermediation	4	4	4	3	4
CER adjustment	50	30	29	19	15
CVS adjustment	0	1	0	0	0
Other	15	26	22	30	28
Financial expense	-72	-76	-76	-86	-107
Interest on checking accounts	-1	-1	-1	-2	-3
Interest on saving accounts	-1	-1	-2	-1	-2
Interest on time deposits	-29	-33	-36	-49	-70
Other Interest	-3	-4	-3	-3	-5
Interest on other receivables from fin. intermediation	-3	-3	-4	-3	-4
CER adjustments	-26	-24	-19	-14	-9
Other Interest	-9	-9	-12	-13	-14
Net financial income	122	142	135	175	211
Provision for loan losses	-23	-13	-9	-14	-19
Fee income	78	85	89	98	123
Fee expense	-15	-17	-18	-21	-26
Net fee income	63	68	71	77	97
Administrative expenses	-110	-128	-128	-145	-169
Minority interest					-2
Net other income	24	29	13	16	15
Earnings before income tax	76	98	82	109	133
Income tax	-11	-23	-9	-10	-27
Net income	65	75	73	99	106

3Q06 Results	Page 17 of 20

	SUQUIA
INCOME STATEMENT
In MILLION $	III 05	IV 05	I 06	II 06	III 06

Financial income	74	77	89	86	92
Interest on cash and due from banks	1	1	1	1	0
Interest on loans to the financial sector	0	1	2	1	0
Interest on overdrafts	7	8	7	9	11
Interest on documents	3	6	5	5	5
Interest on mortgages	4	6	5	5	6
Interest on pledges	5	5	6	7	7
Interest on credit cards	2	1	1	2	2
Interest on other loans	6	7	9	10	12
Income from government & private securities	8	15	33	27	30
Net income from options	0	0	0	0	0
Results of guaranteed loans	2	2	2	2	2
Interest on other receivables from fin. intermediation	0	0	0	0	3
CER adjustment	31	16	12	7	4
CVS adjustment	0	1	0	0	0
Other	3	7	6	10	9
Financial expense	-16	-22	-25	-25	-27
Interest on checking accounts	-0	-0	-0	-0	-0
Interest on saving accounts	-1	-1	-0	-0	-1
Interest on time deposits	-9	-10	-12	-14	-18
Other Interest	-1	-1	-1	-1	-1
Loss from government & private securities	5	0	0	0	0
Net loss from options	0	0	0	0	0
Interest on other liabilities from fin. intermediation	-0	-0	-0	-0	-0
CER adjustments	-8	-8	-9	-7	-4
Other	-2	-2	-3	-2	-3
Net financial income	58	55	64	61	65
Provision for loan losses	-1	9	-4	-2	-1
Fee income	30	32	32	33	35
Fee expense	-7	-9	-9	-9	-10
Net fee income	23	23	23	24	25
Administrative expenses	-36	-38	-41	-40	-39
Net other income	2	25	7	8	9
Earnings before income tax	46	74	49	51	59
Income tax	0	0	0	0	0
Net income	46	74	49	51	59

3Q06 Results	Page 18 of 20

NBB
INCOME STATEMENT
In MILLION $	III 06

Financial income	42
Interest on cash and due from banks	0
Interest on loans to the financial sector	1
Interest on overdrafts	7
Interest on documents	4
Interest on mortgages	1
Interest on pledges	1
Interest on credit cards	1
Interest on other loans	0
Income from government & private securities	20
Net income from options	0
Results of guaranteed loans	1
Interest on other receivables from fin. intermediation	0
CER adjustment	3
CVS adjustment	0
Other	3
Financial expense	-10
Interest on checking accounts	-0
Interest on saving accounts	-0
Interest on time deposits	-5
Other Interest	-1
Loss from government & private securities	0
Net loss from options	0
Interest on other liabilities from fin. intermediation	-0
CER adjustments	-3
Other	-1
Net financial income	32
Provision for loan losses	-4
Fee income	12
Fee expense	-2
Net fee income	10
Administrative expenses	-22
0
Net other income	6
Earnings before income tax	22
Income tax	0
Net income	22

III Q 06 results correspond to results from August 11, to September 30, 2006.

3Q06 Results	Page 19 of 20

RELEVANT RATIOS

	MACRO consolidated

RATIOS	III 05	IV 05	I 06	II 06	III 06

Profitability & performance
Net interest margin	5.8%	6.2%	6.3%	7.4%	6.9%
Fee income ratio	33.9%	32.5%	34.4%	30.5%	31.5%
Efficiency ratio	59.6%	60.7%	62.5%	57.9%	54.7%
Fee income as a percentage of adm expenses	56.8%	53.5%	55.0%	53.0%	57.6%
Return on average assets (*)	2.7%	2.8%	3.1%	3.2%	2.8%
Return on average equity (*)	19.3%	19.7%	19.4%	19.5%	21.0%
Liquidity
Loans as a percentage of total deposits	48.0%	56.0%	60.0%	62.8%	64.2%
Liquid assets as a percentage of total deposits	67.2%	61.3%	65.9%	62.1%	59.2%
Capital
Total equity as a percentage of total assets	15.3%	15.7%	20.7%	17.9%	16.0%
Regulatory capital as a percentage of risk weighted assets	24.8%	31.0%	38.8%	31.6%	27.7%
Asset Quality
Provision for loan losses over total loans	6.0%	6.7%	4.9%	3.7%	3.5%
Non performing loans as a percentage of total loans	3.6%	5.3%	3.5%	2.4%	1.9%
Allowances as a percentage of non performing loans	166.0%	126.2%	141.0%	154.2%	186.1%
Amparos as a percentage of equity	3.1%	2.9%	2.0%	2.5%	2.3%

(*)	Calculated annualizing acumulated earnings.

3Q06 Results	Page 20 of 20

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 7, 2006

MACRO BANSUD BANK INC.

By:	/s/ Luis Cerolini

Name:	Luis Cerolini
Title:	Attorney-in-fact